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        UNITED STATES                 | OMB Number:  3235-0145                                                   |
SECURITIES AND EXCHANGE COMMISSION    | Expires:       October 31, 1997                                          |
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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*


                               PURE SOFTWARE INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, $.0001 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   745907 10 5
                 --------------------------------------------
                                 (CUSIP Number)
              Debra A. Buxbaum, Testa, Hurwitz & Thibeault, LLP,
                      High Street Tower, 125 High Street,
                        Boston, MA 02110 (617) 248-7310
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 June 6, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 2 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Atria Software, Inc.
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         04-3072943


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Commonwealth of Massachusetts

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7  2,646,096 (acquisition of such shares is conditioned
     NUMBER OF          upon the occurrence of certain events specified in
                        that certain Stock Option Agreement dated June 6, 1996
                        filed as Exhibit 5 to this Schedule 13D)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8  4,368,982

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9  2,646,096 (acquisition of such shares is conditioned
    REPORTING           upon the occurrence of certain events specified in
                        that certain Stock Option Agreement dated June 6, 1996
      PERSON            filed as Exhibit 5 to this Schedule 13D)
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                        -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,015,078

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.6%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 3 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Reed Hastings
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,100,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    4,100,200 (subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated June 6, 1996
                          filed as Exhibit 6 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10    -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,100,200

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 4 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Chuck Bay
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          159,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    159,500 (subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated June 6, 1996
                          filed as Exhibit 6 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      159,500

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 5 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Larry Sonsini
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,656
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    15,656 (subject to the restrictions set forth in that
    REPORTING             certain Affiliate Agreement dated June 6, 1996 filed
                          as Exhibit 6 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,656

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .09%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 6 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Thomas Jermoluk
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    15,000 (subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated June 6, 1996
                          filed as Exhibit 6 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      15,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.08%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 7 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Aki Fujimura
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          499,100
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    499,100 (subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated June 6, 1996
                          filed as Exhibit 6 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      499,100

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 8 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON                  Andrew S. Rachleff
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          251,093
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             63,827

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          187,266
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      63,827

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [X]
      187,266

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 9 OF 28 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
  Audrey MacLean and Michael M. Clair Trust Agreement u/a/d December 1, 1990
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          220,299
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    220,299 (subject to the restrictions set forth in
    REPORTING             that certain Affiliate Agreement dated June 6, 1996
                          filed as Exhibit 6 to this Schedule 13D)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      220,299

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 10 OF 28 PAGES
- -----------------------                                  ---------------------

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Atria Software, Inc., Reed Hastings, Chuck Bay, Larry Sonsini, Thomas Jermoluk, Aki Fujimura, Andrew S. Rachleff, and Audrey MacLean and Michael M. Clair Trust Agreement u/a/d December 1, 1990 (collectively, the "Individuals") that it or he is the beneficial owner of any
                    -----------
of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Individual has been provided by such Individual, and any information contained herein as to Atria Software, Inc. has been provided by Pure Software Inc.

ITEM 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the "Issuer Common Stock"), of Pure Software Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 1309 South Mary Avenue, Sunnyvale, California 94087.

ITEM 2.  IDENTITY AND BACKGROUND.

          (i) The names of the people filing this statement are:

          Atria Software, Inc., a Massachusetts corporation ("Atria"), Reed Hastings, Chuck Bay, Larry Sonsini, Thomas Jermoluk, Aki Fujimura, Andrew S. Rachleff, and Audrey MacLean and Michael M. Clair Trust Agreement u/a/d December 1, 1990.

          (ii) The address of the principal office and principal business of Atria is 20 Maguire Road, Lexington, Massachusetts 02173. Set forth in Schedule I is a list of each of Atria's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their principal business and address of any corporation or other organization other than Pure in which such employment is conducted. Set forth in Schedule II is a list of each of the Individuals, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

          (iii) Atria and its subsidiaries develop, market and support software that facilitates the management of complex software development, enhancement and maintenance. Atria's software configuration management (SCM) products are used by professional software development teams to control the software development process, develop releases more efficiently, improve software quality and shorten time to market.

          (iv) During the past five years neither Atria nor any of the Individuals nor, to Pure's knowledge, any person named in Schedule I to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (v) During the past five years neither Atria nor any of the Individuals nor, to Atria's knowledge, any person named in Schedule I to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 11 OF 28 PAGES
- -----------------------                                  ---------------------

prohibiting or mandating activity subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (vi) All of the directors and executive officers of Atria named in
Schedule I and all of the Individuals are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Pursuant to an Agreement and Plan of Reorganization dated June 6, 1996 (the "Merger Agreement"), among the Issuer, CST Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of the Issuer ("Merger Sub") and Atria, and subject to the conditions set forth therein (including approval by stockholders of the Issuer and Atria), Merger Sub will be merged with and into Atria (the "Merger"), with each share of Atria Common Stock being converted into the right to receive 1.544615 shares of Issuer's Common Stock, $.0001 par value per share ("Issuer Common Stock"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in
                      ---------
its entirety by reference. The Individuals are not parties to the Merger Agreement.

   This statement on Schedule 13D also relates to certain voting arrangements between Atria and certain stockholders of the Issuer as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Issuer, with and into Atria in a statutory merger pursuant to the Massachusetts Business Corporation Law. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease to exist and Atria will continue as the surviving corporation and as a wholly-owned subsidiary of the Issuer (the "Surviving Corporation"). Holders of outstanding Atria Common Stock will receive, in exchange for each share of Atria Common Stock held by them, 1.544615 shares of Issuer Common Stock. In addition, the Issuer will assume the Atria 1990 Stock Option Plan, 1994 Stock Plan, 1994 Non-Employee Directors Stock Option Plan, and will assume all purchase rights outstanding under the Atria 1994 Employee Stock Purchase Plan.

   The Merger Agreement contains customary representations and warranties on the part of Atria and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Atria and the Issuer, no event with a material adverse effect with respect to a party or a material shortfall in earnings of a party for the fiscal quarter ending June 30, 1996.

   The Merger Agreement contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

   The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D
                                                ---------
and incorporated herein in its entirety by reference. The Individuals are not parties to the Merger Agreement.

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 12 OF 28 PAGES
- -----------------------                                  ---------------------

   As an inducement to Atria to enter into the Merger Agreement, Atria and the Issuer entered into a Stock Option Agreement. The Stock Option entitles Atria to purchase up to 2,646,096 shares (the "Option Shares") of Common Stock under the circumstances specified in the Stock Option Agreement dated June 6, 1996 between Issuer and Atria (the "Stock Option Agreement") by exchanging therefor shares of Atria Common Stock at the rate of .64741 of a share of Atria Common Stock for each Option Share and/or, at Atria's election, by paying cash of $40.625 per share (the "Exercise Price"). In the event that Atria elects to pay any portion of the Exercise Price in cash, Atria will determine the source of the necessary funds. The Stock Option Agreement is attached hereto as Exhibit 5. The
                                                        ---------
Individuals are not parties to the Stock Option Agreement.

   As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Atria have also entered into a Stock Option Agreement, which entitles the Issuer to purchase up to 2,149,038 shares of Atria Common Stock under the circumstances specified in the Stock Option Agreement between Atria and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of 1.544615 shares of Issuer Common Stock for each share of Atria Common Stock subject to such option and/or, at Issuer's election, by paying cash of $62.75 per share. The foregoing summary of this Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 4 to
                                                                ---------
this Schedule 13D and incorporated herein in its entirety by reference. The Individuals are not parties to this agreement.

   Also as an inducement to Atria to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") have entered into a Participation Agreement dated June 6, 1996 (the "Voting Agreement") with Atria. Pursuant to each Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them
(i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with
consummation of the Merger.   The Voting Agreement Stockholders have also agreed
if requested by Atria to execute and deliver to Atria an irrevocable proxy granting Atria the authority to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous
sentence.   The Voting Agreement terminates upon the earlier to occur of  the
Effective Time or the termination of the Merger Agreement.   The name of each
Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of June 6, 1996 is set forth in Schedule III hereto which is hereby incorporated by this reference. Atria did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 3 of this
                                                          ---------
Schedule 13D and incorporated herein in its entirety by reference. As an inducement to Issuer to enter the Merger Agreement,certain stockholders of Atria have entered into a Participation Agreement dated June 6, 1996 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement. A copy of this Participation Agreement is included as Exhibit 2 of
                                                                  ---------
this Schedule 13D and incorporated herein in its entirety by reference.

   Also in connection with the Merger Agreement, the Voting Agreement Stockholders and the stockholders of Atria who have executed a Voting Agreement favor of the Issuer (each an "Affiliate") have each entered into an Affiliate Agreement with Pure (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Atria Common Stock with respect to its Affiliates) owned by it during the period commencing on June 6, 1996 and ending at such time as financial

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 13 OF 28 PAGES
- -----------------------                                  ---------------------

results covering at least 30 days of combined operations of the Issuer and Atria have been published by the Issuer, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, so as to interfere with the Issuer accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the forms of the Affiliate Agreements included as Exhibits 6 and 7 of this Schedule 13D and incorporated herein in its
            ----------------
entirety by reference.

   Atria and the Issuer have also entered into a License and Marketing Agreement (the "License and Marketing Agreement") in connection with the proposed merger between the two companies. The agreement would become effective only in the event that the Merger Agreement is terminated under certain circumstances, including in the event of a regulatory prohibition, the failure of the Issuer's shareholders to approve the merger, a breach of the merger agreement by the Issuer, or the acceptance by the Issuer of an alternative transaction. The agreement would, if effective, permit Atria to market, distribute, support and maintain the Issuer's DDTS defect tracking system product, and modify and create derivative works of the product. Atria would pay the Issuer a royalty of 30% of the net revenue Atria recognizes from the licensing of the product, or from support services provided by Atria for the product, and a royalty of 50% of the net revenue Atria recognizes from support services sold by Atria but provided by the Issuer. The initial term of the agreement is five years, with an automatic right to renew that Atria may exercise for an additional two year period unless sooner terminated by either party in accordance with the agreement. The agreement contains customary warranty, indemnity and confidentiality provisions. The foregoing summary of the License and Marketing Agreement is qualified in its entirety by reference to the copy of the License and Marketing Agreement included as Exhibit 8 of this Schedule 13D and incorporated herein in its
            ---------
entirety by reference. The individuals are not parties to the License and Marketing Agreement.

   (c)  Intentionally omitted.

   (d) Upon consummation of the Merger, the Issuer will initially have a mutually agreed upon board of directors consisting of six directors, with three directors designated by the Issuer and three directors designated by Atria. At the Effective Time, Reed Hastings will become the Chief Executive Officer and President of the Issuer, Chuck Bay will become the Chief Financial Officer of the Issuer and Paul H. Levine will become the Chairman of the Board of the Issuer.

   (e) Other than as a result of the Merger described in Item 3 above, not applicable.

   (f)  Intentionally omitted.

   (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Issuer until thereafter amended; provided, however,
                                                         ------------------
that, if approved as a separate proposal by stockholders of Issuer, Article 1 of the Certificate of Incorporation of the Issuer shall be amended to read as follows: "The name of the corporation is Pure Atria Corporation".

   (h) - (i)  Intentionally omitted.

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 14 OF 28 PAGES
- -----------------------                                  ---------------------

     (j) Other than as described above, Atria currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Atria reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Voting Agreement, Atria has shared power with the Individuals to vote an aggregate of 4,368,982 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 24.8% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996. To the extent that Atria, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are so granted, Atria will have the sole voting power with respect to such shares.

     If the Stock Option is exercised, Atria will have the right to acquire 2,646,096 shares of Issuer Common Stock. If acquired, Atria would have sole voting and dispositive power over such shares, and such shares would constitute approximately 15% of the issued and outstanding shares of the Issuer Common Stock as of June 1, 1996. The Individuals are not parties to the Stock Option Agreement and do not have any rights to acquire Issuer Common Stock thereunder.

     Set forth on Schedule III opposite each Individual's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Individual as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on the number of shares of Issuer Common Stock outstanding as of June 1, 1996). As a result of and subject to the Voting Agreement, each of the Individuals share voting power with Atria to vote that number of shares of Issuer Common Stock as is set forth on Schedule III opposite such Individual's name (excluding those shares which there is a right to acquire) for limited purposes described in Item 4 above.

     To Atria's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I, except for 200 shares held Robert Pavey, a current director of Atria.

     (c) Neither Atria, nor, to Atria's knowledge, any person named in Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days. Other than as set forth on Schedule IV hereto, each Individual represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

     (d) Intentionally omitted.

     (e) Intentionally omitted.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

   Other than as described herein, to Atria's knowledge and to the knowledge of each Individual, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 15 OF 28 PAGES
- -----------------------                                  ---------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit No.                              Description

             1               Agreement and Plan of Reorganization dated June 6,
                             1996, by and among Pure Software Inc. a Delaware corporation, CST Acquisition Corporation, a
                             Massachusetts corporation and wholly-owned subsidiary of Pure Software Inc. and Atria
                             Software, Inc., a Massachusetts corporation
             2 Participation Agreement dated June 6, 1996, by and among Pure Software Inc., a Delaware corporation,
                             CST Acquisition Corporation, a Massachusetts corporation, and certain stockholders of Atria
                             Software, Inc., a Massachusetts corporation
             3 Participation Agreement dated June 6, 1996, by and among Atria Software, Inc., a Massachusetts corporation and certain stockholders of Pure
                             Software Inc., a Delaware corporation
             4 Stock Option Agreement dated June 6, 1996, by and between Atria Software, Inc., a Massachusetts corporation, and Pure Software Inc., a Delaware corporation
             5 Stock Option Agreement dated June 6, 1996, by and between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation
             6 Form of Affiliate Agreement dated June 6, 1996, by and between Pure Software Inc., a Delaware corporation and certain stockholders of Pure
             7 Form of Affiliate Agreement dated June 6, 1996, by and between Pure Software Inc., a Delaware corporation and certain stockholders of Atria
             8 License and Marketing Agreement dated June 6, 1996 between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation



- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 16 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996                      ATRIA SOFTWARE, INC.



                                          By: /s/ Paul H. Levine
                                              ----------------------------------
                                              Paul H. Levine
                                              President

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 17 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                               /s/ Reed Hastings
                             ---------------------------------------------------
                             (Signature)



                               Reed Hastings
                             ---------------------------------------------------
                             (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 18 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                              /s/ Chuck Bay
                            --------------------------------------------------
                            (Signature)



                              Chuck Bay
                            ---------------------------------------------------
                            (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 19 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                                   /s/ Larry Sonsini
                                ---------------------------------------------
                                (Signature)



                                   Larry Sonsini
                                ---------------------------------------------
                                (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 20 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                                   /s/ Thomas Jermoluk
                                ----------------------------------------------
                                (Signature)



                                 Thomas Jermoluk
                                ----------------------------------------------
                                (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 21 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                                   /s/ Aki Fujimura
                                ------------------------------------------------
                                (Signature)



                                   Aki Fujimura
                                ------------------------------------------------
                                (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 22 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                                     /s/ Andrew S. Rachleff
                                   ---------------------------------------------
                                   (Signature)



                                       Andrew S. Rachleff
                                   ---------------------------------------------
                                   (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 23 OF 28 PAGES
- -----------------------                                  ---------------------

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996



                                   /s/  Audrey MacLean
                                ----------------------------------------------
                                (Signature)



                                   Audrey MacLean
                                ----------------------------------------------
                                (Print Name)

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 24 OF 28 PAGES
- -----------------------                                  ---------------------

                                   SCHEDULE I

                                                          Name and Address of
                                                              Corporation
                               Principal Occupation     or Other Organization in
Name                               or Employment             Which Employed
- ---------------------------  -------------------------  ------------------------


Paul H. Levine               President and Chief        Atria Software, Inc.
                             Executive Officer          20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104
Elliot M. Katzman            Vice President, Finance    Atria Software, Inc.
                             and Administration         20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104
John C. Leary                Vice President, Sales      Atria Software, Inc.
                                                        20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104
Norris H. Evans              Vice President, Research   Atria Software, Inc.
                             and Development            20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104
David B. Leblang             Chief Technical Officer    Atria Software, Inc.
                                                        20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104
Paul Ferri                   General Partner            Matrix Partners
                                                        Bay Colony
                                                        Corporate Center
                                                        1000 Winter Street
                                                        Waltham, MA  02154
Gardner C. Hendrie           General Partner            Sigma Partners
                                                        300 Commercial Street
                                                        Suite 705
                                                        Boston, MA  02109
David A. Litwack             President                  Powersoft Corporation
                                                        561 Virginia Road
                                                        Concord, MA  01742
Robert D. Pavey              General Partner            Morgenthaler Ventures
                                                        700 National City Bank
                                                        Building
                                                        629 Euclid Avenue
                                                        Cleveland, OH  44114
Louis J. Volpe               Senior Vice President,     Geotel Communications
                             Sales and Marketing        Corporation
                                                        25 Porter Road
                                                        Littleton, MA  01460

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 25 OF 28 PAGES
- -----------------------                                  ---------------------

                                  SCHEDULE II

                                              Present Principal
                                            Occupation Including
      Name and Title                          Name of Employer
      --------------                        --------------------

Reed Hastings                Chairman of the Board of Directors, President and
                             Chief Executive Officer of Pure

Aki Fujimura                 Director and Vice President, Systems Business Unit
                             and Customer Satisfaction Group of Pure

Chuck Bay                    Vice President, Finance, Chief Financial Officer,
                             General Counsel and Secretary of Pure

Audrey MacLean               Director of Pure and Private Investor, 21100
                             Saratoga Hills Road, Saratoga, California  94070

Andrew S. Rachleff           Director of Pure and General Partner, MPAE V
                             Management Company, L.P., 2480 Sand Hill Road,
                             Suite 200, Menlo Park, California  94025

Thomas A. Jermoluk           Director of Pure and President and Chief Operating
                             Officer of Silicon Graphics, Inc., 2011 North
                             Shoreline Blvd., Mountain View, California  94043

Larry W. Sonsini             Director of Pure and member  and Chairman of the
                             Executive Committee, Wilson, Sonsini, Goodrich &
                             Rosati, 650 Page Mill Road, Palo Alto, California
                             94307


- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 26 OF 28 PAGES
- -----------------------                                  ---------------------

                                  SCHEDULE III

                                                               Percentage of Outstanding
                              Number of Shares of Issuer        Shares of Issuer Common
Individual                  Common Stock Beneficially Owned     Stock as of June 1, 1996
- ----------                  -------------------------------    -------------------------

Reed Hastings                         4,100,200                       23.2%
Chuck Bay                               159,500                        0.9%
                          (includes right to acquire 149,500)
Larry Sonsini                            15,656                        0.09%
                          (includes right to acquire 15,000)
Thomas Jermoluk                          15,000                        0.08%
                          (includes right to acquire 15,000)
Aki Fujimura                            499,100                        2.8%
                          (includes right to acquire 485,100)
Andrew S. Rachleff*                     231,093                        1.4%
                          (includes right to acquire 20,000)
Audrey MacLean and
Michael M. Clair                        220,299                        1.2%
Trust Agreement
u/a/d December 1, 1990    (includes right to acquire 20,000)


   *Includes 181,086 shares that are owned by Merrill, Pickard, Anderson & Erye V, L.P., a Delaware Limited Partnership ("Merrill") and 6,180 shares that are owned by MPAE V Affiliates Fund, L.P., a Delaware Limited Partnership ("Affiliates Fund"). Mr. Rachleff is a General Partner of MPAE V Management Co., L.P., Delaware Limited Partnership ("Management"), and Management is the general partner of Merrill and Affiliates Fund. The shares held by Merrill and the Affiliates Fund are not subject to the Voting Agreement.

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 27 OF 28 PAGES
- -----------------------                                  ---------------------

                                  SCHEDULE IV

Name                    Shares                  Price                   Date
- ----                    ------                  -----                   ----
Chuck Bay               -10,000 (S)             $40.75                  4/23/96

Aki Fujimura            -2,500 (S)              $41.00                  4/23/96
                        -17,000 (S)             $40.625                 4/24/96
                        -2,500 (S)              $41.00                  4/24/96
                        -5,000 (S)              $40.50                  4/25/96

Reed Hastings           -500 (S)                $40.625                 4/24/96
                        -2,500 (S)              $41.00                  4/24/96
                        -5,000 (S)              $37.250                 5/7/96
                        -2,000 (S)              $37.50                  5/8/96

Audrey MacLean and
Michael M. Clair Trust  -100,000 (S)            $40.625                 4/23/96

Andrew Rachleff         14,781 (A)              Distribution            4/19/96
                        9,678 (A)               Distribution            4/29/96





- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 28 OF 28 PAGES
- -----------------------                                  ---------------------

                                 EXHIBIT INDEX

                                                                   Sequentially
        Exhibit No.                      Description               Numbered Page
        -----------                      -----------               -------------

             1               Agreement and Plan of
                             Reorganization dated June 6, 1996,
                             by and among Pure Software Inc. a
                             Delaware corporation, CST
                             Acquisition Corporation, a
                             Massachusetts corporation and
                             wholly-owned subsidiary of Pure
                             Software Inc. and Atria Software,
                             Inc., a Massachusetts corporation
             2               Participation Agreement dated June
                             6, 1996, by and among Pure Software
                             Inc., a Delaware corporation, CST
                             Acquisition Corporation, a
                             Massachusetts corporation, and
                             certain stockholders of Atria
                             Software, Inc., a Massachusetts
                             corporation
             3               Participation Agreement dated June
                             6, 1996, by and among Atria
                             Software, Inc., a Massachusetts
                             corporation and certain
                             stockholders of Pure Software Inc.,
                             a Delaware corporation
             4               Stock Option Agreement dated June
                             6, 1996, by and between Atria
                             Software, Inc., a Massachusetts
                             corporation, and Pure Software
                             Inc., a Delaware corporation
             5               Stock Option Agreement dated June
                             6, 1996, by and between Pure
                             Software Inc., a Delaware
                             corporation, and Atria Software,
                             Inc., a Massachusetts corporation
             6               Form of Affiliate Agreement dated
                             June 6, 1996, by and between Pure
                             Software Inc., a Delaware
                             corporation and certain
                             stockholders of Pure
             7               Form of Affiliate Agreement dated
                             June 6, 1996, by and between Pure
                             Software Inc., a Delaware
                             corporation and certain
                             stockholders of Atria
             8               License and Marketing Agreement
                             dated June 6, 1996 between Pure
                             Software Inc., a Delaware
                             corporation, and Atria Software,
                             Inc., a Massachusetts corporation
